Filed by TriQuint Semiconductor, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.

Commission File No.: 000-22511

Date: May 6, 2014

TRIQUINT EMPLOYEE FREQUENTLY ASKED QUESTIONS

Question	Answers

Will the new company consider how we look to the outside world when recruiting females?	Both RFMD and TQNT have one female officer at the present time and neither board has a female member. At and beyond the director level, there is a much broader diversity, reflecting both gender and ethnic background, in both companies. There is a particular challenge in recruiting females into engineering positions. While the pool of available engineering talent for recruitment is quite diverse with respect to ethnic background, the pool of available female candidates is much more limited. These talented women are aggressively recruited throughout the technology industry and many of these candidates join larger technology companies whose brands are more widely known. We expect our increased strength from this merger will provide us greater ability to attract more high talent people, both women and men.

How will the combined company recruit and promote to ensure workplace diversity?	Both companies are committed to continuing our diversity initiatives for recruitment and promotion, and want to make the combined company as attractive and diverse as possible. We embrace and value workplace diversity, and want to continue to attract and promote employees with a diverse range of backgrounds and beliefs.

Which company took the initiative for the merger, either TriQuint or RFMD?

The activity leading up to the merger is outlined in the Form S-4 recently filed by Rocky Holding, Inc. , with the SEC, beginning on page 68, in the section entitled “Background of the Mergers.”

http://invest.triquint.com/secfiling.cfm?filingID=1193125-14-140867&CIK=1604778

In the combined company, will there be opportunities for employees to transfer to different locations in the same job role (e.g., Greensboro to Texas, etc.)?	Both RFMD and TriQuint have offered mobility options for career development and to meet business needs in the past. The combined company will likely continue offering such options. However, final decisions have not been made on positions where transfers may be appropriate, or on new transfer policies, and we will notify you as soon as possible when we make such decisions.

Will the company ask for volunteers (with management approval) to take the severance package prior to initiating any layoffs?	We have no plans for a voluntary program at this point in time. We have not yet made any decisions or plans for any layoffs after closing of the merger.

Will the combined company move to a “fab lite” strategy, making use of external GaAs foundries to better manage capacity and utilization?	Decisions on manufacturing capabilities and rationalization of existing facilities are part of the integration process and have not yet been made.

Question	Answers

Can both TriQuint and RFMD please send out a clear press release to clarify to the media that we are merging with each other instead of this being a sale of TriQuint to RFMD?	Both companies have reiterated that this is a merger of equals in our press releases and other disclosures, including the Form S-4 filed by Rocky Holding, Inc. with the U.S. Securities and Exchange Commission (SEC).

What will happen to my unvested equity if my position were impacted by the merger?

If the merger closes, and your employment is terminated as a result of the merger between April 1, 2014 and within 12 months after the date the merger closes, and you are not terminated for performance (which includes but is not limited to any termination if you are on a Documented Counseling, Written Warning or Permanent Written Warning at the time of termination), then all of your unvested stock options and RSUs will vest.

Your unvested stock options and RSUs will also vest in full if the merger is completed and we have notified you between April 1, 2014 and 12 months after the date the merger closes that we will require you to relocate your principal place of employment by more than 100 miles from your current location, and you choose to resign.

If you resign for any other reason, you will not be eligible for the stock acceleration benefit.

Could you provide additional detail on what a reverse 1 to 4 split means? Also add a quick example to illustrate the conversion rate.

Our companies will do a reverse stock split at the time of close in order to make the stock available to a broader range of investors. Many institutional investors have internal policies that limit their willingness to trade stocks that have prices below $10. Our NewCo executives would like to broaden the appeal of its stock to include this type of investor. In a 1-for-4 reverse stock split, if you have 100 shares in the new company with a $10 price before giving effect to the reverse split, once the reverse stock split is applied you will have 25 shares at a $40 price. The total value of the shares is the same before the split as after ($1,000). Besides broadening the appeal of NewCo stock, it should be less expensive to trade our shares, since most funds or retail investors pay trading costs on a per share basis.

Once the merger is complete, all of your options (vested and unvested) and restricted stock awards (unvested) will convert to options or restricted stock awards (as applicable) in the new company based on a pre-set exchange ratio. The exchange ratio is contained in the merger agreement and reflects the fact that each company’s shareholders end up with approximately half of the combined total company. The exchange ratio also reflects a 1-for-4 reverse stock split. The exercise periods, vesting schedules and other terms of the awards generally will not change, but the number of shares covered by each award (and the exercise price if you hold options) will be adjusted to reflect the exchange ratio.

Will there be changes to TriQuint’s 401K plan?	We have not made any specific decisions yet about how we will handle the TriQuint 401(k) Plans after the closing date. Since both companies use Fidelity, it is likely that we will continue to do so. Both companies have diverse investment options and generous contribution matching programs. It would be reasonable to expect this to be true in the combined 401k program.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate,” “intend” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.